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                         Chemical Logistics Corporation
                             808 Travis, Suite 1601
                              Houston, Texas 77002


                                 March 9, 1999

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        Re: Chemical Logistics Corporation Form S-1 (File Number 333-59743)

Ladies and Gentlemen:

        This application is made by Chemical Logistics Corporation ("CLC") pursuant to Rule 477 under the Securities Act of 1933, as amended, for permission to withdraw its registration statement (the "Registration Statement") on Form S-1 (File Number 333-59743) that was originally filed with the Securities and Exchange Commission (the "Commission") on July 24, 1998.

        The withdrawal requested hereby is being sought for the following reasons: (a) CLC has determined that it is not in its best interests to conduct the offering of the Common Stock contemplated in the Registration Statement at this time; (b) the Registration Statement has not been declared effective by the Commission; and (c) market conditions are currently unfavorable. No Common Stock has been offered, issued or sold under the Registration Statement.

        On the basis of the foregoing, CLC respectfully requests that the Commission grant its application to withdraw the Registration Statement.

        Should you have any questions or require anything further, please call Francis S. Kalman at (713) 228-1555.

                                        Very truly yours,

                                        CHEMICAL LOGISTICS CORPORATION


                                        By:  /s/ FRANCIS S. KALMAN
                                            ------------------------------------
                                             Francis S. Kalman
                                             Chief Financial Officer

cc:  Stephen D. Brown

     New York Stock Exchange